IVY DISTRIBUTORS, INC.

Statement of Operations

Year ended December 31, 2020

(In thousands)

Revenue:		
Underwriting and distribution fees	$	113,464
Revenue sharing		135,009
Total		248,473
Expenses:		
Distribution		192,119
Compensation and benefits		44,179
General and administrative		7,194
Technology		9,336
Occupancy		1,300
Marketing and advertising		5,833
Depreciation		2,903
Total		262,864
Operating loss		(14,391)
Investment and other income		936
Loss before income tax benefit		(13,455)
Income tax benefit		3,145
Net loss	$	(10,310)

See accompanying notes to financial statements.